15027200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

D. Weckstein & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York (City) **New York** (State) **10169** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Weckstein **(212) 986-3422**
(Area Code — Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 1 2015
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue (Address) **New York** (City) **New York** (State) **10022** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
MAR - 2 2015
U.S. SECURITIES AND EXCHANGE COMMISSION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald Weckstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. Weckstein & Co., Inc., as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No.: 01RO6113106
Qualified in New York County
Commission Expires 7/19/16

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of D. Weckstein & Co., Inc.

We have audited the accompanying financial statements of D. Weckstein & Co., Inc. (a New York State corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. D. Weckstein & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D. Weckstein & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and information for Possession of Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of D. Weckstein & Co., Inc.'s financial statements. The supplemental information is the responsibility of D. Weckstein & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK, NY
FEBRUARY 27, 2015

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	67675
Marketable securities, at fair value		322516
Commissions receivable		22320
Due from broker		44806
Prepaid expenses		18637
Furniture, fixtures and equipment (less $86096 depreciation)		3070
Security deposit		33542
Total Assets	$	512566

LIABILITIES

Accounts payable and accrued expenses	$	23415

STOCKHOLDER'S EQUITY

Common stock - no par value		
200 shares authorized, 40 shares issued and outstanding	$	40000
Additional paid-in capital		816880
Accumulated (deficit)		(367729)
Total stockholder's equity	$	489151
Total liabilities and stockholder's equity	$	512566

The notes to financial statements
are made a part hereof

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2014

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker/dealer. The Company is registered as a broker/dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts operations exclusively in New York, however, customers are located in various states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers and does not carry accounts of or for customers. Revenue is derived principally from trading profits executed for the Company's principal account, investment banking fees, commissions received on security trades executed for customers and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES - Marketable securities are recorded at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income.

FURNITURE, FIXTURES AND EQUIPMENT - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31,2014

Sheet 2

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the fair value of financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instruments.

The following are the Company's major categories of assets measured at fair value on a recurring basis at December 31, 2014, categorized by the above FASB ASC 820 fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Balance as of December 31 2014
Marketable Securities	$ 322516	$ 322516

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no Federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary. The tax years that remain subject to examination by taxing authorities are 2011, 2012 and 2013. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statement.

FASB ASC 740 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2014, the Company has not recorded a New York City tax benefit for its carryforward loss in the 2014 financial statements because it had been offset by a valuation allowance of the same amount.

The expected 2014 New York City tax expense of approximately $11,000 that would result from applying regular tax rates to the 2014 pretax income differs from amounts reported in the 2014 financial statements due to the utilization of the net operating loss carryforward.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2014

Sheet 3

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers.

The Company leases office space on a month-to-month basis.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $384,961, which was $284.961 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0608 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2014, all the marketable securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. During the course of the year ended December 31, 2014 the bank balances on occasion were in excess of the FDIC insurance limit.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2014, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27,2015, which is the date on which the financial statements were available to be issued.